Update: Kusama Pumpkin Launching Now

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YAYOI KUSAMA

THE RETURN OF THE PUMPKIN

The #1 selling female artist of all time at auction is back with one of her famous Pumpkin paintings, which we haven't offered since 2023.

INVEST NOW

A Globally Iconic Symbol

WORLDWIDE POPULARITY

Pumpkins have been one of Kusama's most popular motifs, drawing audiences worldwide. Yellow Pumpkins remain the most popular version of this style, and appear across many of her top her top prices at auction.



Massive Commercial Success

PUMPKINS POWER KUSAMA'S AUCTION RECORDS

Kusama's Pumpkins are among the most commercially desirable examples within her practice.

Pumpkins make up 5 of her top 10 auction records, with differences in period and scale.



Our Offering
$444K

Pumpkin (1995)

Kusama's Top 3 Pumpkin Auction Records



#4 Auction Record
Sold at Christie's HK

Pumpkin (LPASG) (2013)



#8 Auction Record
Sold at Sotheby's HK

Pumpkin (1995)



#10 Auction Record
Sold at Christie's HK

A-Pumpkin ([BAGN8]) (2011)

Success for Masterworks Investors

2 EXITS ON MASTERWORKS

We've sold 2 Kusama paintings on Masterworks. Past performance not indicative of future returns. See details below:



17.6%

Annualized Net Return
(1067 Days Held)

$6.1K

Net Profit from $10K



13.4%

Annualized Net Return
(801 Days Held)

$3.2K

Net Profit from $10K

INVEST NOW

Offering Circular Below

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only.

Previous Masterworks exits featuring artwork by Yayoi Kusama and top yellow pumpkin auction records not included in set of similar sales to live offering (Masterworks 474).

We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate.

Masterworks has offered investments in over 450 works and realized illustrative annualized net returns of 17.6%, 17.8%, and 21.5% on works held longer than one year (not inclusive of unsold works which may be lower).

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.